Boone's Bourbon Co.



ANNUAL REPORT

105 S Norfolk Way

Charleston, SC 29445

0

www.drinkboonesbourbon.com

This Annual Report is dated April 29, 2022.

BUSINESS

Boone's Bourbon Co. ("Boone's Bourbon" or the "Company") is a domestic corporation formed under the laws of the state of South Carolina. Its prior business entity, Boone's Bourbon, LLC, was organized under South Carolina law on November 2, 2018, and conducted continuous operations until it converted to a domestic corporation under South Carolina law on March 8, 2022.

"Homegrown" Boone's Bourbon is an award-winning American Bourbon Whiskey brand that produces and sells spirits all across the United States. We created a brand that is meant for the upscale bourbon whiskey fan and nicer cocktail bars & restaurants. Founded by singer/songwriter Tyler Boone in 2015 and launched in 2018 in Charleston, SC at the Striped Pig Distillery. This is a cask-strength high proof bourbon that is aged to perfection in brand new American white oak charred barrels.

Previous Offerings

Name: Class A Non-Voting Common Stock

Type of security sold: Equity

Final amount sold: $12,000,000.00

Number of Securities Sold: 6,000,000

Use of proceeds: The Incorporators exchanged their Membership Interests in the former Boone's Bourbon LLC., which was valued at Twelve Million Dollars ($12,000,000.00) as set forth below in exchange for the equivalent value of Common Non-Voting of Boone's Bourbon Co. at a par value of $2.00 per share.

Date: March 14, 2022

Offering exemption relied upon: Section 4(a)(2)

REGULATORY INFORMATION

The company has not previously failed to comply with the requirements of Regulation Crowdfunding;

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION

AND RESULTS OF OPERATION

Operating Results – 2021 Compared to 2020

Circumstances which led to the performance of financial statements:

The year ended December 31, 2021, compared to the year ended December 31, 2020, when the Company operated under its prior LLC business structure.

Revenue

Revenue for the fiscal year 2021 was $32,329, almost a 300% increase compared to the fiscal year 2020

Our sales increased mainly because of the increase in distribution, targeting marketing, and COVID regulations being relaxed.

Cost of sales

The cost of sales in 2021 was $0, the same as our costs of sales in the fiscal year 2020. The consistent cost of sales was due to our continued partnership with our distillery that takes care of our purchasing of raw materials.

Gross margins

2021 gross profit increased by $19,296 over 2020 gross profit as our strong partnership with our distillery continued. This improved performance was caused by an increase in production scale.

Expenses

The Company's expenses consist of, among other things, compensation, marketing, and sales expenses, which increased in 2021 by $74,451 from 2020. This increase was due to increased compensation and additional marketing and sponsorships.

Historical results and cash flows:

The Company is currently in the growth stage and revenue-generating. We are of the opinion the historical cash flows from years prior to 2021 will be indicative of the revenue and cash flows expected for the future because our growth has been consistent with recurring reorders. 2021 cash flow was affected by the repayment of certain loan obligations, the bulk of which have been satisfied.

Past cash was primarily generated through sales. Our goal is to focus on our top-selling regions/states and launch our barrel program which will boost sales and push up our margins.

Liquidity and Capital Resources

At December 31, 2021, the Company had cash of $49,986.00. [*The Company intends to raise additional funds through an equity financing.*]

Debt

Creditor: Paypal

Amount Owed: $25,805.00

Interest Rate: 0.0%

Maturity Date: October 13, 2022

The initial loan amount was $27,300.00 with a total fixed fee of $5,428.55 for a period of 52 weeks. No interest accrues within this loan agreement, only the total loan fee.

Creditor: Tyler Boone

Amount Owed: $24,181.00

Interest Rate: 0.0%

Maturity Date: December 31, 2023

No written agreement was executed for this loan amount, which the Company's CEO made for the purpose of providing a direct cash infusion to the business.

DIRECTORS, EXECUTIVE OFFICERS AND SIGNIFICANT EMPLOYEES

Our directors and executive officers as of the date hereof, are as follows:

Name: Tyler Boone

Tyler Boone's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

Position: CEO & Founder

Dates of Service: August 01, 2015 - Present

Responsibilities: Delegates day to day tasks, helps with big box retail relationships, launching the product in new markets and majority of the marketing. I also personally have funded all the marketing out of pocket for the past 4 years. I have never received a salary from Boone's Bourbon. I own 45% equity of Boone's Bourbon. I spend over 40 hours a week on Boone's Bourbon.

Position: Director

Dates of Service: August 01, 2015 - Present

Responsibilities: Manages and oversees the overall direction of the business, plans and implements strategic initiatives to grow the business, and works with other directors in business planning.

Position: President

Dates of Service: August 01, 2015 - Present

Responsibilities: Makes major corporate decisions, manages the overall operations, and resources of a company, acting as the main point of communication between the board of directors and corporate operations.

Other business experience in the past three years:

Employer: Artist Formula

Title: Founder, CEO & President

Dates of Service: March 01, 2020 - Present

Responsibilities: Build relationships with musicians and artists and promotes them through online services and on social media. Distribute albums, plan major music festivals. Guest speaker. I spend roughly 40 hours a week with Artist Formula.

Name: Michael Boone

Michael Boone's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

Position: COO - Director of Operations

Dates of Service: March 01, 2018 - Present

Responsibilities: Mick handles a lot of the day to day tasks at the distillery, helps with product orders, delegates any payments to brokers and helps launch product in new markets and land new accounts.

Position: Director

Dates of Service: March 01, 2018 - Present

Responsibilities: Oversee the marketing strategy for the company

Position: Secretary

Dates of Service: March 01, 2018 - Present

Responsibilities: Keeping track of wholesale sales and inventory and depletion

Name: Khai Nguyen

Khai Nguyen 's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

Position: CFO

Dates of Service: July 01, 2021 - Present

Responsibilities: Khai is in charge of all finances, helps delegate and supply ideas for future purchase orders, and future projects, and helps with investor pitches, etc. Khai currently works approximately 5 hours per week with Boone's Bourbon and does not currently take a salary.

Position: Director

Dates of Service: July 01, 2021 - Present

Responsibilities: Overseas all book keeping and banking functions

Position: Treasurer

Dates of Service: July 01, 2021 - Present

Responsibilities: Manages all reconciliation of financial transactions

Other business experience in the past three years:

Employer: Evy Tea

Title: CEO

Dates of Service: January 01, 2016 - December 31, 2018

Responsibilities: Capital raising, hiring/firing/ day-to-day operations, sales, manufacturing process improvement

Other business experience in the past three years:

Employer: Harvest Exchange

Title: Director Biz Dev / Investor Relations

Dates of Service: January 01, 2013 - January 01, 2016

Responsibilities: Accelerate growth of the platform to increase adoption and valuation

Other business experience in the past three years:

Employer: Legendary Ventures

Title: Executive Partner

Dates of Service: January 07, 2022 - Present

Responsibilities: Responsibilities including investor relations, backend operations, and sourcing deal flow. He spends 40 hours/week

Other business experience in the past three years:

Employer: Brookhurst Capital Management

Title: Managing Partner

Dates of Service: March 26, 2013 - Present

Responsibilities: Attending quarterly meetings. 0 hrs/week

PRINCIPAL SECURITY HOLDERS

Set forth below is information regarding the beneficial ownership of our Common Stock, our only outstanding class of capital stock, as of December 31, 2021, by (i) each person whom we know owned, beneficially, more than 10% of the outstanding shares of our Common Stock, and (ii) all of the current officers and directors as a group. We believe that, except as noted below, each named beneficial owner has sole voting and investment power with respect to the shares listed. Unless otherwise indicated herein, beneficial ownership is determined in accordance with the rules of the Securities and Exchange Commission and includes voting or investment power with respect to shares beneficially owned.

Title of class: Class A Non-Voting Common Stock

Stockholder Name: Tyler Boone

Amount and nature of Beneficial ownership: 2,700,000

Percent of class: 45.0

Title of class: Class A Non-Voting Common Stock

Stockholder Name: Mick Boone

Amount and nature of Beneficial ownership: 2,700,000

Percent of class: 45.0

RELATED PARTY TRANSACTIONS

Name of Entity: Tyler Boone

Relationship to Company: Director

Nature / amount of interest in the transaction: Direct capital infusion to maintain business operations and production.

Material Terms: A capital infusion made by the Company's CEO without a maturity date, interest, or expectation of total repayment.

OUR SECURITIES

Class A Non-Voting Common Stock

The amount of security authorized is 20,000,000 with a total of 6,000,000 outstanding.

Voting Rights

There are no voting rights associated with Class A Non-Voting Common Stock.

Material Rights

Voting Rights. Each holder of Class A Non-Voting Common Stock, as such, shall be non-voting; provided, however, that:

(i) except as otherwise required by South Carolina Corporation Laws, holders of Non- Voting Common Stock, as such, shall not be entitled to vote on any amendment to this Certificate of Incorporation (including any Certificate of Designation relating to any class or series of Stock);

(ii) so long as any shares of Non-Voting Common Stock are outstanding, the Corporation shall not, without the affirmative vote of holders of a majority of the outstanding shares of Non-Voting Common Stock at a meeting of the holders of Non-Voting Common Stock duly called for such purpose, amend, alter or repeal (by merger, consolidation, combination, reclassification or otherwise) this Certificate of Incorporation or the bylaws of the Corporation so as to adversely affect the preferences, rights or powers of the Non-Voting Common Stock.

What it means to be a minority holder

As a minority holder you will have limited ability, if at all, to influence our policies or any other corporate matter, including the election of directors, changes to our company's governance documents, additional issuances of securities, company repurchases of securities, a sale of the company or of assets of the company or transactions with related parties.

Dilution

Investors should understand the potential for dilution. The investor's stake in a company could be diluted due to the company issuing additional shares. In other words, when the company issues more shares, the percentage of the company that you own will decrease, even though the value of the company may increase. You will own a smaller piece of a larger company. This increase in number of shares outstanding could result from a stock offering (such as an initial public offering, another crowdfunding round, a venture capital round or angel investment), employees exercising stock options, or by conversion of certain instruments (e.g. convertible notes, preferred shares or warrants) into stock.

If we decide to issue more shares, an investor could experience value dilution, with each share being worth less than before, and control dilution, with the total percentage an investor owns being less than before. There may also be earnings dilution, with a reduction in the amount earned per share (though this typically occurs only if we offer dividends, and most early stage companies are unlikely to offer dividends, preferring to invest any earnings into the company).

The type of dilution that hurts early-stage investors most occurs when the company sells more shares in a "down round," meaning at a lower valuation than in earlier offerings.

If you are making an investment expecting to own a certain percentage of the company or expecting each share to hold a certain amount of value, it's important to realize how the value of those shares can decrease by actions taken by the company. Dilution can make drastic changes to the value of each share, ownership percentage, voting control, and earnings per share.

RISK FACTORS

Our patents and other intellectual property could be unenforceable or ineffective.

One of the Company's most valuable assets is its intellectual property. We currently hold 34 issued patents and the license to two additional patents, the Miller patents, as well as a number of trademarks, copyrights, Internet domain names, and trade secrets. We have 11 additional patents pending. We believe the most valuable component of our intellectual property portfolio is our patents and that much of the Company's current value depends on the strength of these patents. The Company intends to continue to file additional patent applications and build its intellectual property portfolio as we discover new technologies related to elliptical cycling and fitness.

There are several potential competitors who are better positioned than we are to take the majority of the market

We will compete with larger, established [PRODUCTS] who currently have products on the markets and/or various respective product development programs. They have much better financial means and marketing/sales and human resources than us. They may succeed in developing and marketing competing equivalent products earlier than us, or superior products than those developed by us. There can be no assurance that competitors will not render our technology or products obsolete or that the [PRODUCT] developed by us will be preferred to any existing or newly developed technologies. It should further be assumed that that competition will intensify.

This is a brand-new company.

It has no history, no clients, no revenues. If you are investing in this company, it's because you think the [PRODUCT] is a good idea, that the IP Company will be able to secure the intellectual property rights to the [PRODUCT] and that the company will secure the exclusive marketing and manufacture rights to the [PRODUCT] from the IPCompany, that we will be able to successfully market, manufacture and sell the [PRODUCT], that we can price it right and sell it to enough people so that the company will succeed. We have yet to sell any vessels and we plan to market a vessel that has no commercial contemporaries. Further, we have never turned a profit and there is no assurance that we will ever be profitable

Even if we raise the maximum sought in this offering, we may need to raise extensive funds in order to be able to start manufacturing operations.

We estimate that we will require at least $[X] million to commence commercial production of the [PRODUCT]. We believe that we will be able to finance the commercial production of the [PRODUCT] throughpre-payment for orders. If we are unable to do so we may need to raise money from bank loans, future sales of securities or some combination thereof.

You can't easily resell the securities.

One of the Company's most valuable assets is its intellectual property. We currently hold 34 issued patents and the license to two additional patents, the Miller patents, as well as a number of trademarks, copyrights, Internet domain names, and trade secrets. We have 11 additional patents pending. We believe the most valuable component of our intellectual property portfolio is our patents and that much of the Company's current value depends on the strength of these patents. The Company intends to continue to file additional patent applications and build its intellectual property portfolio as we discover new technologies related to elliptical cycling and fitness.

Our financial review includes a going concern note.

Our ability to continue as a going concern for the next twelve months is dependent upon our ability to generate sufficient cash flows from operations to meet our obligations, and/or to obtain additional capital financing from our members and/or third parties. No assurance can be given that we will be successful in these efforts. These factors, among others, raise substantial doubt about our ability to continue as a going concern for a reasonable period of time.

Any valuation at this stage is pure speculation.

No one is saying the company is worth a specific amount. They can't. It's a question of whether you, the investor, want to pay this price for this security. Don't think you can make that call? Then don't invest.

Our business projections are only estimates.

There can be no assurance that the company will meet those projections. There can be no assurance that the company (and you will only make money) if there is sufficient demand for product, people think its a better option than the competition and [PRODUCT] has priced the services at a level that allows the company to make a profit and still attract business.

RESTRICTIONS ON TRANSFER

The common stock sold in the Regulation CF offering, may not be transferred by any purchaser, for a period of one-year beginning when the securities were issued, unless such securities are transferred:

(1)   to the Company;

(2)   to an accredited investor;

(3)   as part of an offering registered with the SEC; or

(4)   to a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

SIGNATURES

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100-503), the issuer certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form C and has duly caused this Form to be signed on its behalf by the duly authorized undersigned, on April 29, 2022.

Boone's Bourbon Co.

By   /s/ *Tyler Boone*

     Name: <u>Boones Bourbon Co.</u>

     Title: CEO, President and Director

Exhibit A

FINANCIAL STATEMENTS

BOONE'S BOURBON, LLC

FINANCIAL STATEMENTS
YEAR ENDED DECEMBER 31, 2021 AND 2020
(Unaudited)

INDEX TO FINANCIAL STATEMENTS

(UNAUDITED)

INDEPENDENT ACCOUNTANT'S REVIEW REPORT

To the Board of Members of
Boone's Bourbon, LLC
Goose Creek, South Carolina

We have reviewed the accompanying financial statements of Boone's Bourbon, LLC (the "Company,"), which comprise the balance sheet as of December 31, 2021 and December 31, 2020, and the related statement of operations, statement of members' equity (deficit), and cash flows for the year ending December 31, 2021 and December 31, 2020, and the related notes to the financial statements. A review includes primarily applying analytical procedures to management's financial data and making inquiries of company management. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the financial statements as a whole. Accordingly, we do not express such an opinion.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

Accountant's Responsibility

Our responsibility is to conduct the review in accordance with Statements on Standards for Accounting and Review Services promulgated by the Accounting and Review Services Committee of the AICPA. Those standards require us to perform procedures to obtain limited assurance as a basis for reporting whether we are aware of any material modifications that should be made to the financial statements for them to be in accordance with accounting principles generally accepted in the United States of America. We believe that the results of our procedures provide a reasonable basis for our conclusion.

Accountant's Conclusion

Based on our review, we are not aware of any material modifications that should be made to the accompanying financial statements in order for them to be in conformity with accounting principles generally accepted in the United States of America.

Going Concern

As discussed in Note 9, certain conditions indicate that the Company may be unable to continue as a going concern. The accompanying financial statements do not include any adjustments that might be necessary should the Company be unable to continue as a going concern.

SetApart FS

March 1, 2022
Los Angeles, California

BOONE'S BOURBON LLC
BALANCE SHEET
(UNAUDITED)

As of December 31,		2021		2020
(USD $ in Dollars)				
ASSETS				
Current Assets:				
Cash & cash equivalents	$	11	$	3,513
Acccount receivables, net		2,823		5,214
Total current assets		**2,835**		**8,727**
Total assets	$	**2,835**	$	**8,727**
LIABILITIES AND MEMBERS' EQUITY				
Current Liabilities:				
Loan payable	$	25,805	$	-
Other current liabilities		24,181		-
Total current liabilities		**49,986**		**-**
Total liabilities		**49,986**		**-**
MEMBERS' EQUITY				
Members' equity		(47,151)		8,727
Total members' equity		**(47,151)**		**8,727**
Total liabilities and members' equity	$	**2,835**	$	**8,727**

See accompanying notes to financial statements.

BOONE'S BOURBON LLC

STATEMENTS OF OPERATIONS

(UNAUDITED)

For Fiscal Year Ended December 31,	2021	2020
(USD $ in Dollars)		
Net revenue	$ 32,329	$ 13,033
Cost of goods sold	-	-
Gross profit	32,329	13,033
Operating expenses		
General and administrative	91,001	18,267
Sales and marketing	1,777	60
Total operating expenses	92,778	18,327
Operating income/(loss)	(60,450)	(5,294)
Interest expense	5,429	-
Other Loss/(Income)	(10,000)	(12,500)
Income/(Loss) before provision for income taxes	(55,878)	7,206
Provision/(Benefit) for income taxes	-	-
Net income/(Net Loss)	**$ (55,878)**	**$ 7,206**

See accompanying notes to financial statements.

(in , $US)	Members' Equity
Balance—December 31, 2019	$ 1,521
Net income/(loss)	7,206
Balance—December 31, 2020	$ 8,727
Net income/(loss)	(55,878)
Balance—December 31, 2021	$ (47,151)

See accompanying notes to financial statements.

BOONE'S BOURBON LLC
STATEMENTS OF CASH FLOWS
(UNAUDITED)

For Fiscal Year Ended December 31,		2021		2020
(USD $ in Dollars)				
CASH FLOW FROM OPERATING ACTIVITIES				
Net income/(loss)	$	(55,878)	$	7,206
Changes in operating assets and liabilities:				
Acount receivables		2,391		(4,792)
Other current liabilities		24,181		-
Net cash provided/(used) by operating activities		**(29,306)**		**2,413**
CASH FLOW FROM INVESTING ACTIVITIES				
Purchases of property and equipment		-		-
Net cash provided/(used) in investing activities		**-**		**-**
CASH FLOW FROM FINANCING ACTIVITIES				
Borrowing on loan payable		27,300		-
Repayment of loan payable		(1,495)		
Net cash provided/(used) by financing activities		**25,805**		**-**
Change in cash		(3,501)		2,413
Cash—beginning of year		3,513		1,099
Cash—end of year	**$**	**11**	**$**	**3,513**
SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION				
Cash paid during the year for interest	$	5,429	$	-
Cash paid during the year for income taxes	$	-	$	-
OTHER NONCASH INVESTING AND FINANCING ACTIVITIES AND SUPPLEMENTAL DISCLOSURES				
Purchase of property and equipment not yet paid for	$	-	$	-
Issuance of equity in return for note	$	-	$	-
Issuance of equity in return for accrued payroll and other liabilities	$	-	$	-

See accompanying notes to financial statements.

1.   NATURE OF OPERATIONS

Boone's Bourbon LLC was formed on November 5, 2018, in the state of South Caroline. The financial statements of Boone's Bourbon LLC (which may be referred to as the "Company", "we", "us", or "our") are prepared in accordance with accounting principles generally accepted in the United States of America ("U.S. GAAP"). The Company's headquarters are located in Goose Creek, South Carolina.

Boone's Bourbon LLC is an award-winning supplier and manufacturer of a spirit brand titled "Homegrown Boone's Bourbon". We create a high proof, cask strength American bourbon whiskey that is then distributed across the United States and then placed into retail stores, bars, and restaurants that is then placed for sale by our distribution channels

2.   SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The accounting and reporting policies of the Company conform to accounting principles generally accepted in the United States of America ("US GAAP"). The Company has adopted the calendar year as its basis of reporting.

Use of Estimates

The preparation of financial statements in conformity with United States GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash and Cash Equivalents

Cash and cash equivalents include all cash in banks. The Company's cash is deposited in demand accounts at financial institutions that management believes are creditworthy. The Company's cash and cash equivalents in bank deposit accounts, at times, may exceed federally insured limits. As of December 31, 2021, and December 31, 2020, the Company's cash and cash equivalents did not exceeded FDIC insured limits.

Accounts Receivable and Allowance for Doubtful Accounts

Accounts receivable are recorded at net realizable value or the amount that the Company expects to collect on gross customer trade receivables. We estimate losses on receivables based on known troubled accounts and historical experience of losses incurred. Receivables are considered impaired and written-off when it is probable that all contractual payments due will not be collected in accordance with the terms of the agreement. As of December 31, 2021, and 2020, the Company determined that no reserve was necessary.

Income Taxes

The Company is taxed as a Limited Liability Company (LLC). Under these provisions, the Company does not pay federal corporate income taxes on its taxable income. Instead, the shareholders are liable for individual federal and state income taxes on their respective shares of the Company's taxable income. The Company has filed all its tax returns from inception through December 31, 2021, and is not yet subject to tax examination by the Internal Revenue Service or state regulatory agencies.

Concentration of Credit Risk

The Company maintains its cash with a major financial institution located in the United States of America which it believes to be creditworthy. Balances are insured by the Federal Deposit Insurance Corporation up to $250,000. At times, the Company may maintain balances in excess of the federally insured limits.

Revenue Recognition

The Company recognizes revenues in accordance with FASB ASC 606, revenue from contracts with customers, when delivery of goods is the sole performance obligation in its contracts with customers. The Company typically collects payment upon sale and recognizes the revenue when the item has shipped and has fulfilled its sole performance obligation.

Revenue recognition, according to Topic 606, is determined using the following steps:

1) Identification of the contract, or contracts, with the customer: the Company determines the existence of a contract with a customer when the contract is mutually approved; the rights of each party in relation to the services to be transferred can be identified, the payment terms for the services can be identified, the customer has the capacity and intention to pay, and the contract has commercial substance.

2) Identification of performance obligations in the contract: performance obligations consist of a promised in a contract (written or oral) with a customer to transfer to the customer either a good or service (or a bundle of goods or services) that is distinct or a series of distinct goods or services that are substantially the same and that have the same pattern of transfer to the customer.

3) Recognition of revenue when, or how, a performance obligation is met: revenues are recognized when or as control of the promised goods or services is transferred to customers.

The Company earns revenues from the sale bourbon whiskey to customers.

Advertising and Promotion

Advertising and promotional costs are expensed as incurred. Advertising and promotional expenses for the years ended December 31, 2021, and December 31, 2020, amounted to $1,777 and $60, which is included in sales and marketing expenses.

Fair Value of Financial Instruments

The carrying value of the Company's financial instruments included in current assets and current liabilities (such as cash and cash equivalents, restricted cash and cash equivalents, accounts receivable, accounts payable and accrued expenses approximate fair value due to the short-term nature of such instruments).

The inputs used to measure fair value are based on a hierarchy that prioritizes observable and unobservable inputs used in valuation techniques. These levels, in order of highest to lowest priority, are described below:

Level 1—Quoted prices (unadjusted) in active markets that are accessible at the measurement date for identical assets or liabilities.

Level 2—Observable prices that are based on inputs not quoted on active markets but corroborated by market data.

Level 3—Unobservable inputs reflecting the Company's assumptions, consistent with reasonably available assumptions made by other market participants. These valuations require significant judgment.

COVID-19

In March 2020, the outbreak and spread of the COVID-19 virus was classified as a global pandemic by the World Health Organization. This widespread disease impacted the Company's business operations, including its employees, customers, vendors, and communities. The COVID-19 pandemic may continue to impact the Company's business operations and financial operating results, and there is substantial uncertainty in the nature and degree of its continued effects over time. The extent to which the pandemic impacts the business going forward will depend on numerous evolving factors management cannot reliably predict, including the duration and scope of the pandemic; governmental, business, and individuals' actions in response to the pandemic; and the impact on economic activity including the possibility of recession or financial market instability. These factors may adversely impact consumer and business spending on products as well as customers' ability to pay for products and services on an ongoing basis. This uncertainty also affects management's accounting estimates and assumptions, which could result in greater variability in a variety of areas that depend on these estimates and assumptions, including investments, receivables, and forward-looking guidance.

Subsequent Events

The Company considers events or transactions that occur after the balance sheet date, but prior to the issuance of the financial statements to provide additional evidence relative to certain estimates or to identify matters that require additional disclosure. Subsequent events have been evaluated through March 1, 2022, which is the date the financial statements were issued.

Recently Issued and Adopted Accounting Pronouncements

FASB issued ASU No. 2019-02, leases, that requires organizations that lease assets, referred to as "lessees", to recognize on the balance sheet the assets and liabilities for the rights and obligations created by those leases with lease terms of more than twelve months. ASU 2019-02 will also require disclosures to help investors and other financial statement users better understand the amount, timing, and uncertainty of cash flows arising from leases and will include qualitative and quantitative requirements. The new standard for nonpublic entities will be effective for fiscal years beginning after December 15, 2021, and interim periods within fiscal years beginning after December 15, 2022, and early application is permitted. We are currently evaluating the effect that the updated standard will have on the financial statements and related disclosures.

The FASB issues ASUs to amend the authoritative literature in ASC. There have been a number of ASUs to date, including those above, that amend the original text of ASC. Management believes that those issued to date either (i) provide supplemental guidance, (ii) are technical corrections, (iii) are not applicable to us or (iv) are not expected to have a significant impact on our financial statements.

3. DETAILS OF CERTAIN ASSETS AND LIABILITIES

Account receivables consist primarily of trade receivables, accounts payable consist primarily of trade payables.

Other current liabilities consist of the following items:

As of December 31,	2021	2020
Advance from related party	$ 24,181	$ -
Total other current liabilities	**$ 24,181**	**$ -**

4. MEMBERS' EQUITY

The ownership percentages of the members are as follows:

As of Year Ended December 31, 2021

Member's name	Ownership percentage
Tyler Boone	45.0%
Michael Boone	45.0%
Khai Nguyen	10.0%
TOTAL	**100.0%**

5. DEBT

Promissory Notes & Loans

During 2021, the Company entered into PayPal loan agreement. The details of the company's loan and the terms are as follows:

Debt Instrument Name	Principal Amount	Loan fee	Borrowing Period	Maturity Date	For the Year Ended December 2021		
					Current Portion	Non-Current Portion	Total Indebtedness
PayPal business loan agreement	$ 27,300	$ 5,428	10/13/2021	52 weeks from the loan date	$ 25,805	$ -	$ 25,805
Total	**$ 27,300**				**$ 25,805**	**$ -**	**$ 25,805**

The summary of the future maturities is as follows:

As of Year Ended December 31, 2021

2022	$ 25,805
2023	-
2024	-
2025	-
Thereafter	-
Total	**$ 25,805**

6.   RELATED PARTY

During 2021, the company received an advance in the amount of $24,181 from its CEO, Tyler Boone. As of December 31, 2021, the outstanding balance of this advance is in the amount of $24,181, and has been classified as current liability.

7.   COMMITMENTS AND CONTINGENCIES

Contingencies

The Company's operations are subject to a variety of local and state regulation. Failure to comply with one or more of those regulations could result in fines, restrictions on its operations, or losses of permits that could result in the Company ceasing operations.

Litigation and Claims

From time to time, the Company may be involved in litigation relating to claims arising out of operations in the normal course of business. As of December 31, 2021, there were no pending or threatened lawsuits that could reasonably be expected to have a material effect on the results of the Company's operations.

8.   SUBSEQUENT EVENTS

The Company has evaluated subsequent events for the period from December 31, 2021, through March 1, 2022, which is the date the financial statements were available to be issued.

There have been no other events or transactions during this time which would have a material effect on these financial statements.

9.   GOING CONCERN

The accompanying financial statements have been prepared on a going concern basis, which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business. The Company has a net operating loss of $60,450, an operating cash flow loss of $29,306, and liquid assets in cash of $11, which less than a year's worth of cash reserves as of December 31, 2021. The Company's situation raises a substantial doubt on whether the entity can continue as a going concern in the next twelve months.

The Company's ability to continue as a going concern in the next twelve months following the date the financial statements were available to be issued is dependent upon its ability to produce revenues and/or obtain financing sufficient to meet current and future obligations and deploy such to produce profitable operating results.

Management has evaluated these conditions and plans to generate revenues and raise capital as needed to satisfy its capital needs. During the next twelve months, the Company intends to fund its operations through debt and/or equity financing.

There are no assurances that management will be able to raise capital on terms acceptable to the Company. If it is unable to obtain sufficient amounts of additional capital, it may be required to reduce the scope of its planned development, which could harm its business, financial condition, and operating results. The accompanying financial statements do not include any adjustments that might result from these uncertainties.

CERTIFICATION

I, Tyler Boone , Principal Executive Officer of Boone's Bourbon Co., hereby certify that the financial statements of Boone's Bourbon Co. included in this Report are true and complete in all material respects.

Tyler Boone

CEO, President and Director